RADICA GAMES LIMITED
                                    ANNOUNCES
                       AUSTRALIAN INFRINGEMENT SETTLEMENT



FOR IMMEDIATE RELEASE                    CONTACT: PATRICK S. FEELY
SEPTEMBER 14, 1998                                PRESIDENT & COO
                                                  (LOS ANGELES, CALIFORNIA)
                                                  (626) 744 1150

                                                  DAVID C.W. HOWELL
                                                  EXECUTIVE V.P. & CFO
                                                  (HONG KONG)
                                                  (852) 2688 4201


RADICA TAKES ACTION OVER COUNTERFEIT ELECTRONIC FISHING GAMES


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today that it had successfully obtained a final settlement from a large Australian toy and games retailer in the form of cash, receipt of all stocks of infringing product and written undertakings from the retailer confirming Radica exclusive rights in Bass Fishin and agreeing not to sell any further copies of counterfeit Bass Fishin games.

Bass Fishin is the popular virtual fishing game sold by Radica around the world. In the recent year-end list of top selling toys published by the NPD Group in the U.S.A., Bass Fishin was ranked as the 16th best selling toy in the toy industry in 1997. Radica has also recently taken action against retailers selling counterfeit versions of Radica well known Lake Trout Fishin games.

We are determined to protect our intellectual property and will continue to pursue those who infringe upon our rights, said Robert Davids, Radica CEO.

RADICA GAMES LIMITED RADICA IS A BERMUDA COMPANY HEADQUARTERED IN HONG KONG (NASDAQ RADAF). RADICA IS A LEADING DEVELOPER, MANUFACTURER AND DISTRIBUTOR OF ELECTRONIC HANDHELD AND TABLETOP GAMES. RADICA HAS SUBSIDIARIES IN THE U.S.A., CANADA AND THE U.K., AND A FACTORY IN DONGGUAN, SOUTHERN CHINA. MORE INFORMATION ABOUT RADICA CAN BE FOUND ON THE INTERNET AT HYPERLINK "HTTP://WWW.RADICAGAMES.COM" WWW.RADICAGAMES.COM